FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         Report of Foreign Issuer


                              31 January, 2003


		         CRH Senior Management Change

                                    CRH PLC
                (Translation of registrant's name into English)



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:  Senior Management Change released on 31 January 2003


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3 (No.333-13648) and the registration statements on Form S-8 (Nos. 333-6040, 333-8720, 333-10430 and 333-13308) of CRH plc, and to be part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished.




                            N E W S    R E L E A S E

                                                                January 31, 2003

                         CRH SENIOR MANAGEMENT CHANGES

Further to the Company's announcement in November relating to senior management changes, Mr. Declan Doyle assumes the role of Managing Director, CRH Europe-Materials today on the retirement of Mr. Brian Griffin as an executive and a Director of CRH.

Contact : +353 (0) 1 404 1000
Liam O'Mahony, Chief Executive
Harry Sheridan, Finance Director
Myles Lee, General Manager - Finance

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


END

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  31 January 2003



                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        General Manager Finance